UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SIZELER PROPERTY INVESTORS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

830137105

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 830137105	13D/A	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,010,200 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,010,200 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 21,175,743 shares of common stock outstanding, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on November 9, 2005.

CUSIP No. 830137105	13D/A	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,010,200 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,010,200 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 830137105	13D/A	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,010,200 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,010,200 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 830137105	13D/A	Page 5 of 11 pages

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed on October 24, 2005 (the “Schedule 13D”), as amended on November 3, 2005 (the “First Amendment”), with respect to the shares of common stock, par value $0.0001 per share (the “Shares”), of Sizeler Property Investors, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 830137105	13D/A	Page 6 of 11 pages

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on March 22, 2005 to report the acquisition of the Shares. On October 24, 2005 and contemporaneous with the filing of the Schedule 13D, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “October Letter”). A copy of the October Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On November 3, 2005 and contemporaneous with the filing of the First Amendment, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November 3rd Letter”). A copy of the November 3rd Letter is attached to the First Amendment as Exhibit B and is incorporated herein by reference. On November 29, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November 29th Letter”). A copy of the November 29th Letter is attached hereto as Exhibit C and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit D attached hereto and incorporated herein by reference.

CUSIP No. 830137105	13D/A	Page 7 of 11 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated October 24, 2005.*

Exhibit B	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 3, 2005.**

Exhibit C	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 29, 2005.

Exhibit D	Schedule of Transactions in Shares of the Issuer.

Exhibit E	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.***

*	Previously filed with the Schedule 13D on October 24, 2005.
**	Previously filed as Exhibit B with the First Amendment on November 3, 2005.
***	Previously filed as Exhibit C with the Schedule 13D on October 24, 2005.

CUSIP No. 830137105	13D/A	Page 8 of 11 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated October 24, 2005.*

Exhibit B	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 3, 2005.**

Exhibit C	Letter to the Board of Directors of Sizeler Property Investors, Inc., dated November 29, 2005.

Exhibit D	Schedule of Transactions in Shares of the Issuer.

Exhibit E	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.***

*	Previously filed with the Schedule 13D on October 24, 2005.
**	Previously filed as Exhibit B with the First Amendment on November 3, 2005.
***	Previously filed as Exhibit C with the Schedule 13D on October 24, 2005.

CUSIP No. 830137105	13D/A	Page 9 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: November 30, 2005	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 830137105	13D/A	Page 10 of 11 pages

Exhibit C

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

November 29, 2005

Sizeler Property Investors, Inc.

Attn: The Board of Directors

2542 Williams Boulevard

Kenner, Louisiana 70062

Gentlemen:

As the largest shareholder in Sizeler Property Investors, Inc. (“Sizeler” or the “Company”) with an ownership stake of approximately 9.5%, we applaud the Board’s recent appointment of Mark M. Tanz as non-Executive Chairman. With the appointment of Mr. Tanz and the long-overdue resignation of Mr. Lassen as Chairman and Chief Executive Officer, Sizeler is finally freed from the grip of a management team that had destroyed a massive amount of shareholder value and singularly focused on its personal financial interests at the ultimate expense of common shareholders. Now that Mr. Tanz and Michael Ashner, whose First Union Real Estate Equity & Mortgage Investments owns 8.3% of the outstanding shares of Sizeler, are represented on the Board of Directors, we are hopeful that going forward the actions of the Company will evidence a trend towards the maximization of value for all shareholders.

We also commend the Board’s decision to consider strategic alternatives for Sizeler, including possible merger, sale or plan of liquidation, as opposed to the ridiculous “strategic plan” articulated by former management. While all of these options are attractive relative to the continued operation of the Company, we believe that given the substantial discount to liquidation value at which the common stock of Sizeler currently trades, an immediate liquidation of the Company creates the most value for shareholders. We strongly urge the Board to implement a plan of liquidation as soon as practicable.

With the resignation of Mr. Lassen and the appointment of two individuals with significant economic interests in the Company to the Board of Directors, Sizeler finally has an opportunity to pursue an unobstructed value-maximization strategy. In order to fully maximize value for current shareholders, we sincerely hope the Board will recognize that the most attractive strategic alternative is a prompt liquidation.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 830137105	13D	Page 11 of 11 pages Exhibit D
Schedule of Transactions in Shares of the Issuer During the Past 60 Days
Mercury Special Situations Offshore Fund, Ltd.
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/21/2005	27,300	11.5598
11/21/2005	(39,099)	11.6500

Mercury Special Situations Fund LP
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/21/2005	11,300	11.5598
11/21/2005	(30,706)	11.6500

Silvercrest Real Estate Fund (International)
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/21/2005	2,900	11.5598
11/21/2005	(8,428)	11.6500

Silvercrest Real Estate Fund
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/21/2005	800	11.5598
11/21/2005	(1,887)	11.6500

Silvercreek SAV LLC
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/21/2005	3,100	11.5598
11/21/2005	(29,880)	11.6500

Mercury Real Estate Securities Offshore Fund, Ltd.
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/3/2005	(4,200)	12.1599
10/5/2005	(4,200)	11.7779
10/6/2005	(1,000)	11.7307
11/21/2005	74,640	11.6500

Mercury Real Estate Securities Fund LP
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/3/2005	(2,500)	12.1599
10/5/2005	(4,400)	11.7779
10/6/2005	(700)	11.7307
11/21/2005	35,360	11.6500